Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation

Commission File No. 001-09753

On August 1, 2012, Georgia Golf Corporation posted the following communication to its employee-only Intranet:

Georgia Gulf To Merge With PPG’s Chlor-alkali, Derivatives Business ...

On July 19, Georgia Gulf announced a merger with the chlor-alkali and derivatives business of Pittsburgh-based PPG. When completed in late 2012 or early 2013, the merger is expected to create a new Fortune 500 company that is an integrated leader in chemicals and building products.

In a conference call with the investors, Georgia Gulf President and CEO Paul Carrico said the merger “fulfills a key element of our strategy. As I have mentioned for the last several years, we have been focused on increasing our chlorovinyls integration. This transaction achieves that objective and increases the diversity of our downstream businesses. It also creates future opportunities for growth that would not have been possible as separate entities.”

In terms of increased chlorovinyls integration, the newly merged company will possess North America’s third-largest ECU capacity, which is a combination of chlorine and caustic soda. The increased chlorine capacity should make the new company self-sufficient for its internal production needs, and the additional caustic soda is expected to provide significant sales revenues. The combined company also will rank as:

•             the third-largest chlor-alkali producer in North America, fourth-largest in the world

•             the second-largest vinyl chloride monomer (VCM) producer in North America

•             one of the lowest-cost chlor-alkali producers in the world due to our access to abundant domestic natural gas

… But What Does It Mean for Me?

What Does It Mean for My Company?

Now that employees have had a chance to think about the pending merger between Georgia Gulf and PPG’s chlor-alkali and derivatives business, a number of questions have emerged — most related to the impact on the company and employees.

To help employees better understand the merger and the opportunities that it should provide, a list of frequently asked questions and responses has been compiled. This list is not intended to be comprehensive, since it is likely that employees will have additional questions as we proceed through the process of finalizing the merger.

Employees who have questions that are not addressed in the list of Frequently Asked Questions that begins on page 2 are encouraged to contact Alan Chapple by email at chapplea@ggc.com. On a periodic basis, he will provide updated responses to employee questions.

Also in this issue:

•   Responses to frequently asked questions about the pending merger between Georgia Gulf and PPG’s chlor-alkali and derivatives business.

If you have questions or comments about the content of this newsletter or Georgia Gulf’s Build the Future initiatives, contact Alan Chapple, director of corporate communications, at chapplea@ggc.com.

Monthly quiz:

•   What are some of the expected benefits of the merger with PPG’s chlor-alkali and derivatives business?  The 5th employee to email the correct answer to chapplea@ggc.com will win a Build the Future coffee mug.

Frequently Asked Questions About the Planned Merger

Why is Georgia Gulf entering into this merger?

Georgia Gulf believes this merger with the chlor-alkali and derivatives business of PPG offers significant benefits. They include:

•             creating a global chemicals and building products leader with increased scale

•             enhancing vertical integration with significant U.S. natural gas driven chlor-alkali production

•             significant cost synergies and positioning the company to capitalize on growth opportunities

What is the value of the merger?

The merger is valued at approximately $2.1 billion, primarily consisting of $900 million of cash to be paid to PPG and Georgia Gulf shares to be received by PPG shareholders valued at $1.0 billion, based on the closing price of Georgia Gulf common stock on July 18, 2012, the last trading day prior to the announcement of the merger.  In addition, PPG will transfer certain environmental liabilities, pension assets and liabilities and other post-employment benefits obligations to the combined company.

Who approved the merger?

The board of directors of Georgia Gulf and PPG approved the merger.

Why did Georgia Gulf choose this merger? Did Georgia Gulf consider any other acquisition targets or other transactions?

Chlor-alkali integration has been a strategic focus for Georgia Gulf for many years. While we have looked at many alternatives, we believe adding these assets achieves that objective and was the most attractive option.

The combination of these two companies creates an industry leader with significant and achievable cost synergies.  It also creates future opportunities for growth that would have not been possible as separate entities.

Both management teams have known each other for years through our joint venture in Lake Charles, La., and long-term supplier relationship.  We have considerable respect for each other and for the skills that each will bring to the company.  Together, we look forward to capitalizing on the opportunities to create significant value for our shareholders, employees and the communities where we operate.

What other steps must be completed to close this transaction?

The transaction is subject to approval by Georgia Gulf shareholders and customary closing conditions, relevant tax authority rulings and regulatory approvals.

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Georgia Gulf

•                  Integrated North American chemicals and building products company

•                  Manufacturer of custom and other vinyl-based products marketed under the Royal Building Products and Exterior Portfolio brands

•                  Well positioned for the future:

•                  Shale gas positions North American producers at low end of the global cost curve

•                  Demand growth from emerging markets presents strong export opportunities

•                  North American housing demand and remodeling at historic lows

•                  2011 Sales: $3,223 million

•                  2011 Adjusted EBITDA: $230 million

PPG Chlor-alkali and Derivatives

•                  Global leader in the merchant supply of chior-alkali

•                  Attractive product portfolio including chlorine, caustic soda and downstream chlorine-based chemicals

•                  Chlorinated solvents

•                  VCM and EDC

•                  HCI, calcium hypochlorite and phosgene derivatives

•                  World class integrated manufacturing facilities in North America

•                  Broad North American presence, benefitting from structurally low natural gas cost and global export opportunities

•                  2011 Sales: $1,741 million

•                  2011 EBITDA: $411 million

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When is the merger expected to be completed?

The transaction is expected to close in late 2012 or early 2013.

What will Georgia Gulf look like after the merger is completed?

Combining with PPG’s chlor-alkali and derivatives business will be transformative for Georgia Gulf, resulting in a new organization that is expected to be:

•             a Fortune 500 company with anticipated annual revenues of $5 billion and adjusted EBITDA of approximately $700 million

•             the 3rd largest chlorine producer in North America

•             the 2nd largest VCM producer in North America

•             one of the lowest-cost chlor-alkali producers in the world due to our access to North American natural gas

In addition, merging with PPG’s chlor-alkali and derivatives business makes us entirely independent for our chlorine needs. In fact, combining the chlor-alkali assets will increase our chlorine and caustic soda production capacity by more than 500 percent and our VCM production capacity by nearly 45 percent.

What’s next for Georgia Gulf?  What is Georgia Gulf’s long-term strategy?  Does Georgia Gulf have plans to acquire additional businesses?

We remain committed to continuing to grow the Building Products and Compounds/Additives businesses, and to maximize the value of our Aromatics business.

Employees in Building Products, Compounds/Additives and Aromatics should view this merger as an opportunity to fuel growth in their areas and to continue with a business-as-usual mindset that focuses on workplace safety, environmental stewardship and flawless execution in all we do.

We believe that the combined size and strength of the new organization should create significant value for our shareholders, employees and the communities where we operate.

Is it smart to undertake a merger of this size in such an uncertain economy?

We believe the merger is a good investment and it is highly complementary to our strategic objectives, with significant potential to enhance shareholder value, which is one of the reasons we were attracted to this transaction, even in an uncertain economy.

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Will Georgia Gulf take on too much debt in connection with the merger?

We do not believe the merger will cause Georgia Gulf to take on too much debt.  Although our total debt will increase in connection with completing the merger, our total annual revenue and cash flow are expected to increase even more, resulting in a slightly lower level of leverage to EBITDA. As a result, we expect to have a strong capital structure when we complete the merger.

Who will make up the management team after the merger?

The newly merged company will be led by Georgia Gulf President and CEO Paul Carrico and a senior management team composed of both Georgia Gulf and current PPG employees.  The Board of Directors will consist of the existing Georgia Gulf Board members and three new members to be designated by PPG, including Michael McGarry, who currently is senior vice president of PPG’s chlor-alkali and derivatives business and who will remain with PPG after the merger.

Are you confident you can run a company of this size?

Georgia Gulf has a strong management team that is supported by more than 4,000 talented employees and a Board of Directors that is committed to creating long-term value for all of our stakeholders. This merger would not have been considered if management and the Board lacked confidence in the ability to successfully integrate the organizations and create a leading chemicals and building products company.

One of the most attractive elements of this merger for Georgia Gulf is the opportunity to join forces with the talented and skilled team of employees at PPG’s chlor-alkali and derivatives business.

We believe the Georgia Gulf and PPG teams will be able to combine their complementary skills and experience to build a higher-performing organization that leverages the strength of our unified core capabilities to create a highly successful company.

What can Georgia Gulf employees expect?

Until the closing of the merger, we will conduct our business as usual and continue to provide our customers with high-quality service while operating in a safe, environmentally sound manner.  Combining with PPG’s chlor-alkali and derivatives business will be transformative for Georgia Gulf, and the enhanced size and strength of the new company will provide opportunities for investments in the future as we continue on our path toward executing our strategies.

In addition, we believe combining the physical and human assets of the organizations will create significant value for our shareholders, employees and communities where we operate.  The combined company will have approximately 6,400 employees working at more than 40 facilities in North America.

How will this merger impact the customers of Georgia Gulf?

In the near term, we will continue to operate our business as usual and we expect our customers will be able to continue the relationship they have had with us.

As we complete the merger and begin to integrate the two businesses in an orderly manner, one of our priorities will be to minimize and avoid disruptions to our customers. We are committed to providing customers with the same high-quality products and personalized service they are accustomed to receiving from us.

How will this merger impact suppliers to Georgia Gulf?

In the near term, we will continue to operate our business as usual, and our suppliers should continue the relationships they have with their current Georgia Gulf contact.

We appreciate that suppliers of both Georgia Gulf and PPG may be concerned about overlapping processes and contacts.  Although no decisions will be made until after the merger is closed, we expect to maintain and reinforce current supplier and partner relationships.

How will this merger impact contractors and consultants for Georgia Gulf?

In the near term, we will continue to operate our business as usual and we expect to continue our current service agreements with our contractors as planned. Contractors should be encouraged to continue to work with their existing Georgia Gulf contact(s).

It is our plan to complete the merger and begin to integrate the businesses with minimal disruption to our relationships with our contractors and consultants.

How do you plan to integrate the business?

Georgia Gulf and PPG leaders have begun the work to create a fully modeled plan for the integration of the organizations.  We will provide you updates as appropriate.

Have you established an integration team?  Who is leading that team?

We are in the final stages of identifying all of the people who will be on the integration team.

Will we retain the Georgia Gulf name?

As we integrate the two organizations, one of the activities we will be undertaking is an evaluation of corporate identity and brand strategy. This will include research to help develop a new company name and logo that captures the essence of the newly merged company and the important role of our products.

Do we anticipate any systems or IT integration issues?

Georgia Gulf and PPG each use various IT systems, so some of the early activities related to integration will focus on analyzing the costs, benefits and requirements of each system — including the infrastructure and personnel.

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Will there be headcount reductions as a means to achieve synergies?

We expect the majority of synergies to come from the cost-savings that will come from streamlining our operations and leveraging our increased scale.

In terms of the impact on employees, one of the compelling reasons for this merger was the opportunity to combine the complementary skills and experience that PPG’s talented employees will bring to the new organization.

It is our objective to continue to be a talent-led organization, keeping the attraction and retention of top talent at the forefront of our agenda. The Georgia Gulf and PPG teams will combine their complementary skill sets to build a higher-performing organization that leverages the strength of each organization’s core capabilities, and we plan to make as few changes to this strong team as possible.

Will any employees have to relocate due to the merger?

We do not have any plans at this time to close offices or facilities. The company will continue to be headquartered in Atlanta, and we will maintain a presence in the Pittsburgh area for the foreseeable future. We plan to begin looking at office locations in the Pittsburgh area shortly so we can consolidate the local team.

What happens to Georgia Gulf’s current benefits and compensation? Stock options? Pensions?

For now, Georgia Gulf employees will have the same or similar compensation and benefits they have had in recent years; employees coming from PPG are expected to maintain their current benefits initially.

As the organizations are combined, we will need to consolidate each company’s benefits as appropriate for the size of an organization that we will become.

While the consolidation of the company’s plans is likely to result in changes to specific benefits, the overall package offered by the combined company will be competitive in our industry.

Georgia Gulf intends to provide employees with regular communications about the pending merger with PPG’s chlor-alkali  and derivatives business.

If you have comments or questions about the merger that you would like to have addressed, please contact Alan Chapple, director of corporate communications, by email at chapplea@ggc.com.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations, and predictions for the future.  Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934.  These forward-looking statements include, but are not limited to, statements regarding expected benefits of the merger of Georgia Gulf and the chlor-alkali and derivatives business of PPG (the “Merger”), integration plans and expected synergies therefrom, the expected timing of completion of the Merger, and Georgia Gulf’s anticipated future financial and operating performance and results, including its estimates for growth. These statements are based on the current expectations of the management of Georgia Gulf.  There are a number of risks and uncertainties that could cause Georgia Gulf’s actual results to differ materially from the forward-looking statements included in this communication.  These risks and uncertainties include risks relating to the parties’ respective abilities to obtain all necessary approvals to complete, and to otherwise complete, the Merger and to achieve the expected benefits therefrom.

In light of these risks, uncertainties, assumptions, and other factors inherent in forward-looking statements, actual results may differ materially from those discussed in this communication.  Other unknown or unpredictable factors could also have a material adverse effect on Georgia Gulf’s actual future results, performance, or achievements.  For a further discussion of these and other risks and uncertainties applicable to Georgia Gulf and its business, see Georgia Gulf’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and subsequent filings with the Securities and Exchange Commission (the “SEC”). As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  Georgia Gulf expressly disclaims any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its expectations, except as required by law.

Additional Information

In connection with the Merger, Georgia Gulf will file with the SEC a registration statement on Form S-4 that will include a proxy statement and prospectus of Georgia Gulf relating to the Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, THE BUSINESS AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Georgia Gulf’s website at www.ggc.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf at Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations.  Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Georgia Gulf, PPG, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Merger  under the rules of the SEC. Information regarding Georgia Gulf’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 24, 2012, and in its definitive proxy statement filed with the SEC on April 16, 2012 in connection with its 2012 annual meeting of stockholders. Information regarding PPG’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 16, 2012, and in its definitive proxy statement filed with the SEC on March 8, 2012 in connection with its 2012 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.